UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

May 01, 2014

Barclays PLC and
Barclays Bank PLC
(Names of Registrants)

 1 Churchill Place
London E14 5HP
England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to
General Instruction B to the General Instructions to Form 6-K.

EXHIBIT INDEX

Exhibit No. 1	Publication of Prospectus dated 01 April 2014
Exhibit No. 2	Total Voting Rights dated 01 April 2014
Exhibit No. 3	Director/PDMR Shareholding dated 01 April 2014
Exhibit No. 4	Director/PDMR Shareholding dated 04 April 2014
Exhibit No. 5	Publication of Drawdown Prospectus dated 07 April 2014
Exhibit No. 6	Publication of Supplementary Prospectus dated 07 April 2014
Exhibit No. 7	Publication of Supplementary Prospectus dated 07 April 2014
Exhibit No. 8	Publication of Drawdown Prospectus dated 07 April 2014
Exhibit No. 9	Publication of Drawdown Prospectus dated 15 April 2014
Exhibit No. 10	Forthcoming announcement dates dated 17 April 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARCLAYS PLC
(Registrant)

Date: May 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Deputy Secretary

BARCLAYS BANK PLC
(Registrant)

Date: May 01, 2014

By: /s/ Patrick Gonsalves
----------------------
Patrick Gonsalves
Joint Secretary

Exhibit No. 1

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 28 March 2014, relating to the issuance of EUR 50,000,000 Fixed to Floating Rate Notes Subject to Curve Cap due 31 March 2029 (the "Securities" or the "Notes")

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DEUR-50000000-Fixed-to-Floating-Rate-Notes-Subject-to-Curve-Cap-due-31-March-2029-Series-NX0001463768-PDF-373KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330708186511&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH offers or solicitations are not permitted by law. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 2

01 April 2014

Barclays PLC - Total Voting Rights and Capital

In accordance with the Financial Conduct Authority's (FCA) Disclosure and Transparency Rule 5.6.1R, Barclays PLC notifies the market that as of 31 March 2014, Barclays PLC's issued share capital consists of 16,390,273,900 ordinary shares with voting rights.

There are no ordinary shares held in Treasury.

The above figure (16,390,273,900) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Barclays PLC under the FCA's Disclosure and Transparency Rules.

Exhibit No. 3

1 April 2014

Director/Person Discharging Managerial Responsibilities (PDMR) Shareholding: Disclosure and Transparency Rules 3.1.4R (1)(a)

1. Following the payment of a dividend for the year ending 31 December 2013 ("the final dividend"), the following Directors received ordinary shares in the Company under the Scrip Dividend Programme.

Director	Date of notice	Date of transaction	No. of shares received	Share price	Balance of shares
Antony Jenkins*	31.03.14	28.03.14	244	£2.5719	3,935,236
Sir David Walker	31.03.14	28.03.14	1,343	£2.5719	126,335
Diane de Saint Victor	01.04.14	31.03.14	34	£2.5719	8,507

*The transaction was made by a connected person of Mr Jenkins.

2. Following the payment of the final dividend the following Director and PDMR received American Depositary Shares (ADS) in the Company under the Scrip Dividend Programme.

Director / PDMR	Date of notice	Date of transaction	No. of ADS received	ADS price	Balance of shares
Frits van Paasschen	31.03.14	28.03.14	8	$17.69	6,387*
Skip McGee	31.03.14	28.03.14	27	$15.53	1,771,141

*This total shareholding includes holdings in ordinary shares plus ordinary shares held in the form of ADS (ADS to ordinary share ratio: 1:4).

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)20 7116 5752	+44 (0) 20 7116 4755

Exhibit No. 4

4 April 2014

BARCLAYS PLC (the "Company")

Person Discharging Managerial Responsibilities shareholding: Disclosure and Transparency
Rules 3.1.4R(1)(a)

1. The Barclays ESAS Nominee confirmed to the Company on 4 April 2014 that it had on 3 April 2014 re-invested a dividend for the year ending 31 December 2013 ("the final dividend") in ordinary shares of the Company at a price of £2.3400 per share for the following PDMR. The number of shares received is as follows:

PDMR	No. of shares received
S McGee	26,336

2. The independent nominee of the Barclays Corporate Nominee Arrangement notified the Company on 4 April 2014 that it had on 3 April 2014 re-invested the final dividend for the year ending 31 December 2013 in ordinary shares of the Company at a price of £2.3400 per share for the following PDMRs. The number of shares received is as follows:

PDMR	No. of shares received
R Hoyt R Le Blanc M Roemer V Soranno Keating	491 9,957 444 2,672

3. The trustee of the Barclays Group Sharepurchase Plan ("Sharepurchase"), an HM Revenue and Customs approved all employee share plan, notified the Company on 4 April 2014 that, on 31 March 2014 it had acquired, and now held as bare trustee of Sharepurchase, the following ordinary shares in the Company, following the re-investment of the final dividend for the year ending 31 December 2013, for the following PDMRs at a price of £2.3327 per share:

PDMR	No. of shares received
R Le Blanc A Vaswani	4 54

4. The trustee of the Global Sharepurchase Plan ("GSP") notified the Company on 4 April 2014 that, following the re-investment of the final dividend for the year ending 31 December 2013, it had purchased on 3 April 2014 and now held as a bare trustee of the GSP American Depositary Shares (ADS*) in the Company at a price of $16.37 for the following PDMR:

PDMR	No. of ADS received
S McGee	3.63

*One ADS is equivalent to four ordinary shares of the Company.

For further information please contact:
Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0) 20 7116 5752	+44 (0) 20 7116 4755

Exhibit No. 5

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 4 April 2014, relating to the issuance of SEK 10,000,000 Notes linked to an Equity Basket due 11 June 2019 (the "Securities" or the "Notes")

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUp-to-SEK-10000000-Notes-linked-to-an-Equity-Basket-due-11-June-2019-PDF-511KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330708362089&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH OFFERS OR SOLICITATIONS ARE NOT PERMITTED BY LAW. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 6
Publication of Supplement

The following supplementary prospectus has been approved by the Commission de Surveillance du Secteur Financier in its capacity as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

COMBINED SUPPLEMENT 3/2014 dated 4 April 2014 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1) GSSP Base Prospectus 4;
2) GSSP Base Prospectus 6;
3) GSSP Base Prospectus 9;
4) GSSP Base Prospectus 10;
5) GSSP Base Prospectus 11; and
6) GSSP Base Prospectus 15.

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DSupplement-No3-dated-4-April-2014-CSSF-approved-Prospectuses-PDF-127KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330708362121&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Base Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH offers or solicitations are not permitted by law. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 7

Publication of Supplement

The following supplementary prospectus has been approved by the UK Listing Authority and is available for viewing:

COMBINED SUPPLEMENT 3/2014 dated 4 April 2014 (the "Supplement") to the following base prospectuses (each a "Base Prospectus" and together, the "Base Prospectuses"):

1) GSSP Base Prospectus 1;
2) iPath®S&P GSCI® Base Prospectus;
3) iPath® DJ-UBS Base Prospectus;
4) GSSP Base Prospectus 5;
5) GSSP Base Prospectus 2;
6) GSSP Base Prospectus 7;
7) GSSP Base Prospectus 3;
8) iPath® S&P 500 VIX Base Prospectus;
9) iPath® VSTOXX® Mid-Term Base Prospectus;
10) iPath® VSTOXX®; and
11) GSSP Base Prospectus 8.

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DSupplement-No3-dated-4-April-2014-UKLA-approved-Prospectuses-PDF-127KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330708362152&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: http://www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Supplement available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Supplement, or any Base Prospectus to which the Supplement relates.

NEITHER THE SUPPLEMENT NOR ANY BASE PROSPECTUS MAY BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE SUPPLEMENT AND EACH BASE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE SUPPLEMENT OR ANY BASE PROSPECTUS CONSTITUTES AN OFFER OF THE SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH offers or solicitations are not permitted by law. THE SECURITIES HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Supplement and each Base Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (as specified in each Base Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom any offer of Securities is not addressed. Prior to relying on the information contained in the Supplement and any Base Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Supplement and any Base Prospectus or make an investment decision with respect to the Securities, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Supplement and any Base Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Supplement and Base Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Supplement has been made available to you on the basis that you are a person into whose possession the Supplement and any Base Prospectus to which it relates may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Supplement or any Base Prospectus, electronically or otherwise, to any other person.

The Supplement has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Supplement made available to you in electronic format and the hard copy versions available to you on request from the Issuer.

Exhibit No. 8

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 4 April 2014, relating to the issuance of SEK 10,000,000 Notes linked to an Equity Basket due 12 June 2017 (the "Securities" or the "Notes")

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUp-to-SEK-10000000-Notes-linked-to-an-Equity-Basket-due-12-June-2017-PDF-511KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330708362053&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

THE PROSPECTUS MAY NOT BE FORWARDED OR DISTRIBUTED OTHER THAN AS PROVIDED BELOW AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. THE PROSPECTUS MAY ONLY BE DISTRIBUTED OUTSIDE THE UNITED STATES TO PERSONS THAT ARE NOT U.S. PERSONS AS DEFINED IN, AND IN RELIANCE ON, REGULATION S UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). FAILURE TO COMPLY WITH THIS NOTICE MAY RESULT IN A VIOLATION OF THE SECURITIES ACT OR THE APPLICABLE LAWS OF OTHER JURISDICTIONS.

NOTHING IN THIS ELECTRONIC PUBLICATION OR IN THE PROSPECTUS CONSTITUTES AN OFFER OF SECURITIES FOR SALE IN ANY JURISDICTION WHERE SUCH offers or solicitations are not permitted by law. ANY SECURITIES ISSUED OR TO BE ISSUED PURSUANT TO THE PROSPECTUS HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES.

Please note that the information contained in the Prospectus may be addressed to and/or targeted at persons who are residents of particular countries (specified in the Prospectus) only and is not intended for use and should not be relied upon by any person outside these countries and/or to whom the offer contained in the Prospectus is not addressed. Prior to relying on the information contained in the Prospectus you must ascertain whether or not you are part of the intended addressees of the information contained therein.

Confirmation of your Representation: In order to be eligible to view the Prospectus or make an investment decision with respect to any Securities issued or to be issued pursuant to the Prospectus, you must be a person other than a U.S. person (within the meaning of Regulation S under the Securities Act) and by accessing the Prospectus you shall be deemed to have represented that (i) you and any customers you represent are not U.S. persons (as defined in Regulation S to the Securities Act) and (ii) you consent to delivery of the Prospectus and any amendments or supplements thereto via electronic transmission.

You are reminded that the Prospectus has been made available to you on the basis that you are a person into whose possession the Prospectus may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and you may not, nor are you authorised to, deliver the Prospectus, electronically or otherwise, to any other person.

The Prospectus has been made available to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Issuer, its advisers nor any person who controls any of them nor any director, officer, employee nor agent of it or affiliate of any such person accepts any liability or responsibility whatsoever in respect of any difference between the Prospectus made available to you in electronic format and the hard copy version available to you on request from the Issuer.

Exhibit No. 9

Publication of Prospectus

The following prospectus (the "Prospectus") has been approved by the Commission de Surveillance du Secteur Financier as competent authority in the Grand Duchy of Luxembourg and is available for viewing:

Prospectus, dated 11 April 2014, relating to the issuance of up to SEK 100,000,000 Notes linked to an Equity Index Basket due 23 June 2020 (the "Securities" or the "Notes")

To view the full document, please paste the following URL into the address bar of your browser.

http://group.barclays.com/Satellite?blobcol=urldata&blobheader=application%2Fpdf&blobheadername1=Content-Disposition&blobheadername2=MDT-Type&blobheadervalue1=inline%3B+filename%3DUp-to-SEK-100000000-Notes-linked-to-an-Equity-Index-Basket-due-23-June-2020-PDF-487KB.pdf&blobheadervalue2=abinary%3B+charset%3DUTF-8&blobkey=id&blobtable=MungoBlobs&blobwhere=1330708558405&ssbinary=true

A copy of the above document has been submitted to the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

For further information, please contact

Barclays Bank PLC
Registered Office
1 Churchill Place
London E14 5HP
United Kingdom

DISCLAIMER - INTENDED ADDRESSEES

IMPORTANT: The following disclaimer applies to the Prospectus available by clicking on the link above, and you are therefore advised to read this disclaimer carefully before reading, accessing or making any other use of the Prospectus.

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Exhibit No. 10

17 April 2014

Barclays PLC

Barclays' dates for the 2014 Annual General Meeting, Q1 2014 Interim Management Statement, and Group Strategy Update

Barclays confirms that its 2014 Annual General Meeting will be held on Thursday 24 April 2014 at 11:00am BST at the Royal Festival Hall, Southbank Centre, Belvedere Road, London, SE1 8XX.

Barclays will announce its Q1 2014 Interim Management Statement on Tuesday 6 May 2014 at 07:00am BST. A live conference call and webcast facility for institutional investors and analysts, hosted by Group Finance Director Tushar Morzaria, will follow at 08.30am on barclays.com/investorrelations

Barclays will provide a Group Strategy Update on Thursday 8 May 2014 for institutional investors and analysts at 10:00am BST at Barclays' offices at 1 Churchill Place, London, E14 5HP. The purpose of this in-person session, hosted by Chief Executive Officer Antony Jenkins and Group Finance Director Tushar Morzaria, is to update the market on Barclays' strategy across each of the Group's businesses to deliver improved and sustainable returns and growth for shareholders, including:

- Group structure and focus
- Positioning the Investment Bank in the new operating and regulatory environment
- Update on the on-going cost programme

The presentation and webcast will also be available on the day at barclays.com/investorrelations

-Ends-

For further information please contact:

Investor Relations	Media Relations
Charlie Rozes	Giles Croot
+44 (0)207-116-5752	+44 (0)207-116-6132

About Barclays

Barclays is a major global financial services provider engaged in personal banking, credit cards, corporate and investment banking and wealth and investment management with an extensive international presence in Europe, the Americas, Africa and Asia. Barclays' purpose is to help people achieve their ambitions - in the right way.

With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs approximately 140,000 people. Barclays moves, lends, invests and protects money for customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.